EXHIBIT 12.1

RESOLUTE FOREST PRODUCTS INC.
Computation of Ratio of Earnings to Fixed Charges
(In millions of dollars)
(Unaudited)

	Years Ended December 31,
	Successor				Predecessor
	2014	2013	2012	2011	2010
(Loss) earnings:
(Loss) earnings before income taxes (a)	$(304)	$(115)	$(72)	$64	$1,156
Add: Fixed charges from below	52	57	72	100	489
Less: Capitalized interest	(3)	(2)	(2)	(1)	—
	$(255)	$(60)	$(2)	$163	$1,645

Fixed Charges:
Interest expense	$42	$48	$66	$95	$469
Capitalized interest	3	2	2	1	—
Estimate of interest within rental expense	2	4	4	4	6
Amortized premium, discounts and deferred financing costs related to indebtedness	5	3	—	—	14
	$52	$57	$72	$100	$489
Ratio of Earnings to Fixed Charges	(a)	(a)	(a)	1.6x	3.4x

(a)	For the years ended December 31, 2014, 2013 and 2012, earnings were inadequate to cover fixed charges, resulting in a deficiency of $307 million, $117 million and $74 million, respectively.